

TC 5728

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 32283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/31/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICON SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 California Street, Suite 260
(No. and Street)

San Francisco (City) California (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas W. Martin (212) 418-4713
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Patricia Nance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities Corp., as of 3/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public


MUNESHRIE TIWARI
Commission # 1285507
Notary Public - California
Alameda County
My Comm. Expires Nov 28, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICON SECURITIES CORP.

(A wholly-owned subsidiary of ICON Capital Corp.)

Financial Statements and Schedules

Year ended March 31, 2003

(With Independent Auditor's Report Thereon and Supplemental Report on Internal Control)


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2003
WASH. D.C.
SECTION

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
ICON Securities Corp.

We have audited the accompanying statement of financial condition of ICON Securities Corp. (a wholly-owned subsidiary of ICON Capital Corp.) as of March 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hays & Company LLP

May 1, 2003
New York, New York

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Financial Condition

March 31, 2003

ASSETS

Cash and cash equivalents	$ 143,742
Due from affiliates	57,309
Prepaid expenses	20,254
Total assets	$ 221,305

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 65,220
Due to affiliate	5,725
Total liabilities	70,945
Commitments and contingencies (Notes 3 and 5)	
Stockholder's equity:	
Common stock; no par value; $1 stated value; authorized 200 shares; issued and outstanding 100 shares	100
Additional paid-in capital	23,100
Retained earnings	127,160
Total stockholder's equity	150,360
Total liabilities and stockholder's equity	$ 221,305

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Operations

Year ended March 31, 2003

Revenues	
Underwriting fees	$ 1,303,035
Expenses	
Selling, general and administrative (Note 3)	1,181,372
Regulatory fees and assessments	21,474
Total expenses	1,202,846
Income before provision for income taxes	100,189
Provision for income taxes	40,331
Net income	$ 59,858

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2003

	Common Stock				
	Shares Outstanding	Stated Value	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at April 1, 2002	100	$ 100	$ 23,100	$ 212,302	$ 235,502
Dividends	-	-	-	(145,000)	(145,000)
Net income	-	-	-	59,858	59,858
Balance at March 31, 2003	100	$ 100	$ 23,100	$ 127,160	$ 150,360

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Statement of Cash Flows

Year ended March 31, 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities	
Net income	$ 59,858
Changes in operating assets and liabilities to reconcile net income to net cash used in operating activities:	
Due to or from affiliates, net	(114,272)
Prepaid expenses	(6,142)
Accounts payable and accrued expenses	(9,592)
Net cash used in operating activities	(70,148)
Cash and cash equivalents, beginning of year	213,890
Cash and cash equivalents, end of year	$ 143,742

Supplemental Disclosure of Cash Flow Information

Income taxes paid	$ -
Interest paid	$ -

During the year ended March 31, 2003 non-cash activities included the following:

Dividend paid by reducing receivables from affiliate	$ 145,000
Due from related party	(145,000)
	$ -

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Notes to Financial Statements

Year ended March 31, 2003

1. Organization

ICON Securities Corp. (the "Company") was incorporated on April 2, 1982. The Company is a registered broker-dealer, a member of the National Association of Securities Dealers, Inc. (the "NASD") and is exempt from the requirements of Rule 15c3-3 of the Security and Exchange Commission (the "SEC") since the Company carries no customer funds or securities. The Company's primary business is to underwrite and sell units in publicly registered equipment leasing partnerships or limited liability companies.

On March 31, 2003 the Company's sole shareholder, ICON Holdings Corp. ("Holdings") transferred all of the Company's outstanding shares to ICON Capital Corp ("Capital" or the "Parent"), a wholly-owned subsidiary of Holdings. The transfer is not expected to have a significant impact on the financial condition, results of operations or cash flows of the Company.

2. Summary of Significant Accounting Policies

Basis of Financial Statements - The Company maintains its books and records on the accrual basis of accounting.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held at one financial institution and at times may exceed Federally insured limits.

Income Taxes - The Company is included in the consolidated federal income tax return of Holdings, which is the parent of Capital. It is the policy of Holdings and the Parent to allocate a tax provision or benefit to its subsidiaries based on the tax that would have been determined on a separate Company basis.

Revenue Recognition – Underwriting fees are recorded as units in the publicly registered equipment leasing entities are sold.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Parent is the General Partner and/or Manager of seven publicly owned Partnerships or limited liability companies (collectively, "Entities"). The Company earns 100% of its underwriting fees from the sale of the securities (units or shares) of these Entities. During the year ended March 31, 2003, underwriting fees were derived from sales of units or shares of ICON Income Fund Nine, LLC. Sales of units for the other entities for which Capital is the General Partner were completed prior to April 2002. During the year ended March 31, 2003, $788,508 in selling, general and administrative expenses were

Schedule 1

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Supplementary information

March 31, 2003

Computation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

Computation of net capital:		
Total stockholder's equity		$ 150,360
Non-allowable assets:		
Due from affiliates	(57,309)	
Prepaid expenses	(20,254)	
Total non-allowable assets		(77,563)
Net capital		$ 72,797
Minimum net capital requirement		$ 5,000
Net capital in excess of minimum capital requirement		$ 67,797
AGGREGATE INDEBTEDNESS COMPUTATION		
Aggregate indebtedness		$ 70,945
Aggregate indebtedness as a percentage of net capital		97%

The above computation of net capital does not differ materially from the net capital computation as of March 31, 2002 filed by the Company in its Form X-17a-5, Part II A with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. on April 24, 2003.

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.